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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                  January 3, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:SEC Staff Review of Pioneer Funds Financial Statements

Ladies and Gentlemen:

   This letter is to respond to comments we received from Ms. Megan Miller of the Staff of the Securities and Exchange Commission in connection with the Staff's review of Form N-CSR filings made by the following funds: Pioneer
Active Credit Fund (formerly, Pioneer Corporate High Yield Fund), Pioneer Fundamental Growth Fund, Pioneer Multi-Asset Ultrashort Income Fund, Pioneer Diversified High Income Fund, Inc., Pioneer High Income Fund, Inc., Pioneer Municipal High Income Advantage Fund, Inc., and Pioneer Municipal High Income Fund, Inc. Following are the Staff's comments and each Fund's responses thereto:

1. Comment:The Staff requested that Pioneer Active Credit Fund (formerly,
           Pioneer Corporate High Yield Fund) confirm that Par Pharmaceutical, Inc. is an income producing security and Pioneer Multi-Asset Ultrashort Income Fund confirm that Caelus Re V is an income producing security, or that each Fund confirm that it will revise the presentation of such security in future filings.

   Response:Pioneer Active Credit Fund confirms that Par Pharmaceutical, Inc.
            is not an income producing security and that the Fund will revise the presentation of such security in future filings. Pioneer Multi-Asset Ultrashort Income Fund confirms that Caelus Re V was an income producing security during the period under review and that no change to the presentation of such security is required. Pioneer Multi-Asset Ultrashort Income Fund confirms that it will revise the presentation of Caelus Re V in the future if the security is no longer an income producing security.

2. Comment:The Staff requested that Pioneer Multi-Asset Ultrashort Income Fund explain how it meets the requirements to categorize the schedule of investments by type of investments and related industries for the asset-backed securities it holds in accordance with Regulation S-X 12-12, footnote 2 or confirm that it will revise the presentation of the schedule of investments in accordance with Regulation S-X 12-12, footnote 2 in future filings.

   Response:Pioneer Multi-Asset Ultrashort Income Fund confirms that it will revise the presentation of the schedule of investments in accordance with Regulation S-X 12-12, footnote 2 in future filings.

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3. Comment:The Staff requested that, for credit default swaps, the Funds disclose in future filings the current status of the payments/performance risk of the credit derivatives held by the Funds, which could be based on either recently issued external credit ratings or an internal grouping used to manage risk, in accordance with ASC 815-10-50-4K. The Staff noted that, if there is no rating, to please consider including a note that the swap is not rated.

   Response:The Funds confirm that they will disclose in future filings the current status of the payments/performance risk of the credit derivatives held by the Funds based on recently issued external credit ratings, in accordance with ASC 815-10-50-4K, and that, if there is no rating, a note that the swap is not rated will be included.

4. Comment:The Staff noted that, for Pioneer High Income Fund, Inc., the effect of exchange rate changes on cash held in foreign currencies should be reported in future filings as a separate part of the reconciliation of the changes in the total of cash and amounts generally described as restricted cash, per FASB ASC 830-230-45-1.

   Response:Pioneer High Income Fund, Inc. confirms that it will report in future filings the effect of exchange rate changes on cash held in foreign currencies in accordance with FASB ASC 830-230-45-1.

5. Comment:The Staff noted that, per ASC 820-10-50, within the Level 3 reconciliation, the change in unrealized appreciation or depreciation on investments still held at period end should be shown by class, not in aggregate across the Fund. The Staff requested that this presentation be updated for each Fund in future filings.

   Response:The Funds note that they have established a materiality threshold for reporting the change in unrealized appreciation or depreciation on investments still held at period end within the Level 3 reconciliation by class. The Funds confirm that in future filings, the change in unrealized appreciation or depreciation on investments still held at period end will be shown within the Level 3 reconciliation by class when such amounts are material.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz



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